BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

608337 ALBERTA INC.

(the "Corporation")

DIRECTORS

1.

Calling of and Notice of Meetings - Meetings of the board shall be held at such time and on such day as the chairman of the board, president or a vice-president, if any, or any two directors may determine. Written notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held at the address most recently provided to the Corporation by the respective Directors. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

2.

Votes to Govern - At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.	Quorum - A majority of directors shall constitute a quorum for the transaction of business at any meeting of directors.

4.

Interest of Directors and Officers Generally in Contracts - No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director of officer or in which any director or officer is in any way interested be liable to be voided nor shall any director of officer so contracting or being so interested by liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Business Corporations Act.

MEETINGS BY TELEPHONE

5.

Directors and Shareholders - A director may participate in a meeting of the board or of a committee of the board and a shareholder may participate in a meeting of shareholders by means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

SHAREHOLDERS' MEETINGS

6.

Quorum - One shareholder or duly appointed proxyholder personally present shall constitute a quorum for a meeting of shareholders for the choice of a chairman and adjournment of the meeting. For all other purposes the quorum of a meeting of the shareholders shall be the shareholders or duly appointed proxyholders personally present not being less than one in number, and holding or representing by proxy, not less than five percent of the issued shares of the Corporation of the class or classes respectively enjoying voting rights at such meeting. Notwithstanding the foregoing, if the articles of the Corporation provide for a different quorum in respect of a meeting of shareholders of any class or series of shares, such provisions in the articles shall be incorporated into this bylaw and shall be deemed to govern the quorum requirements in respect of any such meeting.

INDEMNIFICATION

7.

Indemnification of Directors and Officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Business Corporations Act.

8.

Indemnity of Others - Except as otherwise required by the Business Corporations Act and subject to paragraph 6, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, shall not, or in itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was not lawful.

9.

Right of Indemnity Not Exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by- law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10.

No Liability of Directors or Officers for Certain Acts, etc. - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS CONTRACTS ETC.

11.

Banking Arrangements - The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

12.

Execution of Instruments - Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any two officers or directors, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term "contracts, documents or instruments in writing" as used in this by-law shall include share certificates, warrants, bonds, debentures or other securities or security instruments of the Corporation, deeds, mortgages, charges, conveyances, transfers and assignments of property and all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

13.

Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

MADE the 27th day of July 1994.

/s/ Bruce Hamilton
BRUCE HAMILTON
President and Secretary

608337 ALBERTA INC.

     The undersigned, being all of the directors of 608337 Alberta Inc. (the "Corporation"), hereby sign, pursuant to section 112 of the Business Corporations Act (Alberta) the following resolution:

BY-LAW NO. 1

     RESOLVED that the directors of the Corporation make By-Law No. 1, a copy of which is attached hereto, a by-law of the Corporation.

DATED the 27th day of July 1994.
/s/ Bruce Hamilton
BRUCE HAMILTON

/s/ Michael Scott
MICHAEL SCOTT

/s/ James Turner
JAMES TURNER

     The undersigned, being all of the shareholders of the Corporation, sign, pursuant to section 136 of the Business Corporations Act (Alberta), the following resolution:

BY-LAW NO. 1

     RESOLVED that By-Law No, 1, a copy of which is attached to this resolution, is confirmed.

DATED the 27th day of July 1994.

/s/ Bruce Hamilton	/s/ Timothy Furze
BRUCE HAMILTON	TIMOTHY FURZE

/s/ Michael Scott	/s/ James Turner
MICHAEL SCOTT	JAMES TURNER